SYNAPZ (AWAKE) FILMS LLC

Self-Certification of Financials

I, Andrew Palmer, being the Manager of Synapz (Awake) Films LLC (the "Company"), a California limited liability company, hereby certify that as of this Form C filing date:

A. the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of August 5, 2025, and the related statements of income (loss), cash flows, and member's equity for the period from formation (August 1, 2025) through August 5, 2025, and the related notes thereto (collectively, the "Financial Statements"), are true and complete in all material respects; and

B. while the Company has not yet filed tax returns for the period ending December 31, 2025, any tax-related information contained in the Financial Statements accurately reflects the information that would be reported in such returns.

/s/ Andrew Palmer

Andrew Palmer, Manager / Chief Executive Officer
Date: 08/25/25

Notes to the Financial Statements

1. Organization and Purpose

Synapz (Awake) Films LLC ("the Company") is a limited liability company organized in the State of California on August 1, 2025. The Company was formed to finance and produce the independent science-fiction film AWAKE using virtual-production, motion-capture, and AI-assisted workflows. The Company is wholly owned by Synapz (Awake) Films Inc. (Canada) and is currently in the pre-revenue stage of operations.

2. Basis of Accounting

The financial statements are prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) on the accrual basis of accounting.

3. Member Contributions and Advances

During the reporting period, the sole member, Synapz (Awake) Films Inc., contributed non-cash assets and advances totaling $101,908.61 to fund startup and pre-production activities, including motion-capture equipment, software licenses, legal fees, and creative development costs. These advances are interest-free, carry no maturity date, and may be repaid or capitalized into equity at management's discretion.

4. Going Concern

Continuation as a going concern is dependent on the successful completion of the Company's initial Regulation Crowdfunding campaign to raise up to $124,000, which will finance production and post-production of AWAKE.

5. Revenue Recognition

No revenue has been recognized as of August 5, 2025, as the Company has not yet commenced commercial operations.

6. Subsequent Events

Management evaluated subsequent events through August 25, 2025, the date these statements were prepared, and noted no material events requiring disclosure.

GAAP Financial Statements (Unaudited)

For the Period from Formation (August 1, 2025) through August 5, 2025

Balance Sheet (as of August 5, 2025)

Equipment & Intangible Assets	$63,893.57
Prepaid Software and Licenses	$38,015.04
Total Assets	$101,908.61
Total Liabilities and Equity	$101,908.61

Statement of Operations (Aug 1–Aug 5, 2025)

Revenue	$0.00
Pre-production / Development Costs	$22,652.34
Equipment and Software Acquisition	$41,241.23
Legal and Administrative Costs	$38,015.04
Net Loss	($101,908.61)

Statement of Cash Flows

Net Cash Used in Operations	($101,908.61)
Member Advances (Non-Cash Assets)	$101,908.61
Net Increase in Cash	$0.00
Cash at End of Period	$0.00

Statement of Member's Equity

Beginning Equity	$0.00
Net Loss	($101,908.61)
Ending Equity	($101,908.61)